Sede legale in Roma Piazzale Enrico Mattei, 1 00144 Roma Tel. centralino +39 06598.21 eni.com

Rome, April 10, 2014
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2013 of Eni S.p.A.

Dear Sirs, pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Eni S.p.A. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on April 10, 2014.

Sincerely,

/s/ ANTONIO CRISTODORO
Antonio Cristodoro

Title: Head of Corporate Secretary's Staff Office

eni spa
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie:
Via Emilia, 1 - Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)